

March 5, 2013

Via E-mail
Mr. Jan Telander
President and Chief Executive Officer
ProGreen Properties, Inc.
380 North Old Woodward Avenue, Suite 300
Birmingham, MI 48009

>   **Re: ProGreen Properties, Inc.**
>   **Form 10-K for the Fiscal Year Ended April 30, 2012**
>   **Filed July 30, 2012**
>   **File No. 000-25429**

Dear Mr. Telander:

We have read your supplemental response letter dated February 15, 2013, and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2012

Consolidated Financial Statements, page 15

1.   We have reviewed your response to comment 1, and we reissue the original comment. Please note that we are asking whether you have considered including the financial statements of the American Residential Gap entities, not whether or not you believe you should consolidate the American Residential Gap entities. Please tell us whether you have considered including financial statements of American Residential Gap LLC or American Residential Gap ApS, given the significant asset concentration in loans to and receivables from ARG, the amount of revenues you derive from this significant customer through property sales and property management, and the other relationships you have with them, including the liquidity you anticipate they will provide. In your response, please provide a detailed description of the agreements you have in place with ARG.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3694.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant